Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Janus Investment Fund

Commission File No. 002-34393

[Janus Letterhead]

December 15, 2016

Dear Valued Client,

We are writing to inform you that Janus Capital has proposed merging Janus Twenty Fund into Janus Forty Fund based largely on seeking to provide a stronger investment approach for clients while streamlining the large cap offerings available to investors.

The Funds have the same investment objective of long-term growth of capital and substantially similar principal investment strategies, and both focus on a core portfolio of common stocks. Janus Twenty Fund focuses on a core group of 20-30 common stocks, whereas Janus Forty Fund focuses on a core group of 20-40 common stocks, providing for additional flexibility in holdings of the portfolio.

We believe the proposed merger offers a number of benefits to Janus Twenty Fund shareholders, such as increased diversification. Additional share classes will also be available through Janus Forty Fund.

If approved by shareholders, the merger would take place on or about April [28], 2017. Portfolio Managers Douglas Rao and Nick Schommer, CFA will continue to provide portfolio management to the Janus Forty Fund. We believe merging these funds is beneficial to shareholders by providing a seasoned team and investment process committed to delivering superior risk-adjusted returns for our clients. Biographies for the managers can be found below.

We thank you for the trust you put in Janus. You can be assured that our priority is on investment execution and delivering the highest level of service.

Best regards,

/s/ Enrique Chang

Enrique Chang

President, Head of Investments, Janus Capital Group

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, please call Janus at 877.33JANUS (52687) or download the file from janus.com/info. Read it carefully before you invest or send money.

Investing involves risk, including the possible loss of principal and fluctuation of value. There is no assurance the stated objective(s) will be met.

Doug Rao is Portfolio Manager of the Janus Concentrated Growth and Concentrated All Cap Growth strategies. Prior to joining Janus in May 2013, Mr. Rao was a partner and portfolio manager at Chautauqua Capital, a position he held since August 2012. Mr. Rao was with Marsico Capital from 2005 to 2012, holding several positions during his tenure. His first role was as an analyst, a position he held from 2005 to 2009. In 2007, Mr. Rao was named a portfolio manager, at which time he began managing the Marsico Flexible Capital strategy. In 2010, Mr. Rao began co-managing the Marsico Focus strategy and the Marsico Growth strategy. Prior to his tenure at Marsico Capital, Mr. Rao was a senior analyst at Trust Company of the West from December 2000 to July 2005. Mr. Rao received his bachelor’s degree in history from the University of Virginia and his MBA from the University of California, Los Angeles. He has 18 years of financial industry experience.

Nick Schommer, CFA is a Portfolio Manager responsible for co-managing the Janus Concentrated Growth and Janus Concentrated All Cap Growth strategies, a position he has held since January 2016. He is also an equity research analyst primarily focusing on the financials and consumer sectors. Prior to joining Janus in June 2013, Mr. Schommer was an associate portfolio manager at Thornburg Investment Management, a position he held since January 2012. Prior to that, Mr. Schommer was a research analyst at Marsico Capital Management for more than four years where he led the coverage of the financial services sector on a global basis. Previous to his investment management career, Mr. Schommer served as a Captain in the United States Army, serving in both Iraq and Kuwait. He was awarded the Bronze Star Medal for exceptionally distinguished service during Operation Iraqi Freedom. Mr. Schommer received his bachelor of science degree in chemistry from the United States Military Academy at West Point, where he was recognized as a Distinguished Cadet and Phi Kappa Phi. He received his MBA in finance from UCLA Anderson School of Management where he was a Student Investment Fund Fellow. Mr. Schommer holds the Chartered Financial Analyst designation and has 9 years of financial industry experience.

Additional Information

In connection with the proposed transaction, the Acquiring Fund plans to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), and plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”), which will contain a Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) that will be mailed to shareholders of the Target Fund.

The Proxy Statement and the Registration Statement will each contain important information about the Target Fund and the Acquiring Fund (the “Funds”), the proposed transaction and related matters. Fund shareholders are urged to read the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC carefully and in their entirety when they become available because these documents will contain important information about the Funds, the transaction and the matters being submitted to shareholders. Shareholders should consider the investment objectives, risks, charges and expenses of the Funds carefully. The Proxy Statement/Prospectus will contain this and other important information.

The Funds and their respective trustees, officers, other members of their management may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Funds’ trustees and officers is available in their currently effective prospectuses and statements of additional information, as supplemented through the date hereof. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement and the Registration Statement when such documents become available.

This letter is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds; nor is this letter intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies will only be made pursuant to the final Proxy Statement or Proxy Statement/Prospectus. The Registration Statement has yet to be filed with the Securities and Exchange Commission (“SEC”). After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders unless and until the Registration Statement becomes effective.

Shareholders may obtain free copies of the Registration Statement and Proxy Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after such documents become available by calling 1-877-335-2687 (or 1-800-525-3713 if you hold Class D Shares).